# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Imricor Medical Systems, Inc., CIK 0002121708
CUSIP: 000000000
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 Gateway Blvd., Burnsville, Minnesota (MN), 55337
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002125078

## Reporting persons
- K.A.H.R. FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); sole voting power 31,023,094; shared voting power 0; sole dispositive power 31,023,094; shared dispositive power 0; aggregate amount beneficially owned 31,023,094 (8.89% of the class)

## Item 1. Issuer
Name of issuer: Imricor Medical Systems, Inc.
Address of issuer's principal executive offices: 400 Gateway Blvd.,Burnsville, Minnesota

## Item 2. Person Filing
Name of person filing: K.A.H.R. Foundation
Address of principal business office or, if none, residence: 4305 Trillium Way, Minnetrista, MN 55346
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 31,023,094 shares of Common Stock underlying the same amount of CDIs, consisting of (a) 2,951,661 shares of Common Stock underlying the same amount of CDIs held by the Reporting Person, (b) 1,950,840 shares of Common Stock underlying the same amount of CDIs issuable upon exercise of certain warrants held by the Reporting Person, and (c) 26,120,593 shares of Common Stock underlying the same amount of CDIs issuable upon conversion of certain outstanding convertible notes held by the Reporting Person within 60 days after May 18, 2026. "CDIs" are Clearing House Electronic Subregister System Depositary Interests, which are units of beneficial ownership interest in the Common Stock.
Percent of class: 8.89%, based on 320,947,028 shares of Common Stock outstanding as of April 21, 2026, as the Issuer reported in its Form 10 filed on April 24, 2026, plus the 26,120,593 shares of Common Stock underlying the same amount of CDIs issuable upon conversion of the Reporting Person's convertible notes, plus the 1,950,840 shares of Common Stock underlying the same amount of CDIs issuable upon exercise of certain warrants held by the Reporting Person.
Sole power to vote or to direct the vote: 31,023,094
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 31,023,094
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Not applicable.

## Signatures
- K.A.H.R. FOUNDATION: /s/ Jeannine M. Rivet, Jeannine M. Rivet/President (05/20/2026)